NEWS RELEASE

Crosshair Adopts Shareholder Rights Plan

Dated: November 26, 2007	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) announced today that its Board of Directors has adopted a shareholder rights plan. The rights plan is effective immediately and is subject to ratification by shareholders at an extraordinary shareholders’ meeting that is expected to be held in March 2008. Upon ratification, the rights plan will have a term of three years.

A committee of independent directors of Crosshair, consisting of David Lee, Leo Power and Ian Smith, was established to consider whether it was in the best interests of shareholders to adopt the rights plan. Following deliberations, including receiving legal advice from independent counsel, the committee determined that it was appropriate.

The objectives of the rights plan include providing shareholders with adequate time to properly assess the merits of any proposed takeover bid or similar transaction involving the shares of Crosshair without undue pressure; encouraging the development of alternative transactions or competing takeover bids under the circumstances; and giving the directors adequate time to fully consider any such takeover bid or similar transaction and any alternative transaction that may be proposed.

Ian Smith, a member of the independent committee, said “At the present time, the directors of Crosshair have no knowledge of any proposed offer to acquire Crosshair’s shares. However, the independent directors consider it prudent to adopt the rights plan to ensure that shareholders are treated fairly and not subject to undue pressure to tender in the event of such a transaction.”

A copy of the rights plan, which will preclude a person or group of persons from acquiring more than 20% of Crosshair’s outstanding common shares other than in compliance with the rights plan, will be attached to a material change report to be filed by Crosshair and will be available at www.sedar.com.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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